UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-86031

TANGO INCORPORATED
(Exact name of registrant as specified in its charter)

Suite 620, 304-8th Avenue S.W.
Calgary, Alberta, Canada T2P 1C1
403.444.2844
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

NONE.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [_]	Rule 12h-3(b)(1)(i) [_]
Rule 12g-4(a)(l)(ii) [_]	Rule 12h-3(b)(1)(ii)[_]
Rule 12g-4(a)(2)(i) [_]	Rule 12h-3(b)(2)(i) [_]
Rule 12g-4(a)(2)(ii)[_]	Rule 12h-3(b)(2)(ii)[_]
Rule 15d-6 [X]

Approximate number of holders of record as of the certification or notice date: 291 (based on the shareholder list provided by Florida Atlantic Stock Transfer and the number of holders of record, considering duplicates and minors)

Pursuant to the requirements of the Securities Exchange Act of 1934 Tango Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 14, 2005	By: /s/ Gregg Shykora
Gregg Shykora
Chief Executive Officer